Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

                        Chrysler Center, 666 Third Avenue
                            New York, New York 10017

Jeffrey P. Schultz
                                                                212 935 3000
                                                                212 983 3115 fax

Direct dial 212 692 6732
jschultz@mintz.com

                                                              September 22, 2005

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549

Re:      Key Hospitality Acquisition Corporation
         Registration Statement on Form S-1
         Filed on May 17, 2005
         File No. 333-125009

Ladies and Gentlemen:

         On behalf of Key Hospitality Acquisition Corporation (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") amendment no. 4 to the Company's Registration Statement on Form S-1 (the "Amendment"), as initially filed with the Commission on May 17, 2005, as amended on June 28, 2005, August 3, 2005 and August 23, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to Duc Dang of the Commission.

         Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letters") dated September 9 and September 19, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments set forth in the Comment Letters, which for convenience, we have incorporated into the response letter.

Risk Factors- Page 8

1. In risk factor 16, we note that existing stockholders may negotiate repayment of any excess expenses with or without interest. To the extent that there is an interest associated with such repayment, please review to clarify if there is any limit on such interest and how it interest would be calculated.

         Response: In response to this comment, the applicable parties have agreed, and we have revised the disclosure to state, that the repayment of some or all of any such expenses would be without interest or other compensation. Please see pages 12 and 46 of the Amendment.

Use of Proceeds. page 22

2. We note the disclosure on page 23 in response to comment 15 of our letter dated July 28, 2005. Please clarify if the one percent of the gross proceeds to be paid to the underwriters will be affected by any amounts depleted from trust due to shareholder conversions. Also, it appears that the one percent payment should be included in the use of proceeds table. Lastly, describe the rationale for placing a portion of the fees into the trust account which will only be paid upon consummation of the business combination. We may have further comment.


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Securities and Exchange Commission
Page 2 of 6

         Response: At the outset, please note that, in addition to the one percent of the gross proceeds (which is deferred underwriting discount) being placed in trust and paid only upon the business combination, the Company and Maxim Group LLC ("Maxim") have agreed, and the Amendment reflects, that an additional 0.5% of gross offering proceeds (which is deferred non-accountable expense allowance) will also be placed in trust and paid to Maxim only upon the consummation of a business combination.

                  The staff is advised that this 1.5% of the gross proceeds to be paid to Maxim upon consummation of a business combination will not be affected by any amounts depleted from the trust fund due to stockholders voting against the business combination and exercising their conversion rights into their pro rata portion of the trust fund. Moreover, this 1.5% payment is not contingent upon Maxim providing any additional services to the Company (it is simply deferred underwriting discount and non-accountable expense allowance). We have not included this payment to underwriters and Maxim as a line item in the Use of Proceeds table because we believe that it would be misleading to investors since the amounts in the table would not add up correctly. We have explained the deferred underwriting discount and non-accountable expense allowance in footnotes 2 and 3 relating thereto.

                  The rationale for placing a portion of the fees into the trust account which will be payable only upon consummation of a business combination is to further align Maxim's interests with those of the Company's investors by having a portion of its compensation be at risk in the event that the Company is unable to consummate a business combination. We have added such disclosure on page 23 of the Amendment. In addition, by having such fee remain in the trust fund, it provides further protection to the investors by keeping an additional $800,000 (or $920,000 if the over-allotment is exercised in full) and another $400,000 (representing 0.5% of the non-accountable expense allowance) in the trust fund that may be distributed to stockholders in the event a business combination is not consummated in the allotted time.

Proposed Business, page 29

3. We reissue comment 11. Please revise to avoid repetition as the disclosure on pages 31 and 32 are repeated in your Item 401 of Regulation S-K disclosure. Consider including a cross reference.

         Response: In response to this comment, we have removed the disclosure relating to Management and Board/Advisors expertise and have instead included a cross-reference to the Management section.

4. We do not understand the sentence that begins on page 33 and ends at the top of page 34. The sentence contradicts itself. Please revise to clarify if finder fees can be paid to finders regardless if their "finds" result in a business combination. We reissue comment 12. To the extent that you are presented an opportunity from a non-professional finder, how will that person's fee be determined? Does the party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

         Response: In response to this comment, we have revised the disclosure on pages 32 of the Amendment to state that "Any finders or brokers that we use would be paid a fee only upon consummation of a business combination with the target identified by such finder or broker. We expect that any such fees paid to such persons would be a percentage of the fair market value of the transaction, with the percentage to be determined on an arm's length basis based on market conditions at the time we enter into an agreement with such finder or broker. While we do not presently anticipate engaging the services of non-professional or professional firms that specialize in business acquisitions on any formal basis, we may engage these firms in the future or we may


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Securities and Exchange Commission
Page 3 of 6

         be approached on an unsolicited basis, in which event we may pay a finder's fee or other similar compensation equal to a percentage of the fair market value of the transaction as agreed upon at the time of such engagement or agreement with a party that brings us an unsolicited proposal, as the case may be."

5. We note your response to comment 16. We also note the "example" that a target may be associated or affiliated with an existing stockholder and that the independent opinion would only be provided if requested by stockholders. First, clarify if only stockholders may obtain the opinion. If so, how will members of the public evaluating whether to buy your warrants or shares be able to review the opinion? Second, the example you provide is similar to the conflict discussed on page 46. On page 46, you state that if a target business is affiliated with existing stockholders you will include the independent opinion with the proxy solicitation, which is filed with the Commission. Please reconcile.

         Response: In response to this comment, we have removed the example relating to a target associated or affiliated with an existing stockholder as an instance in which the Company would obtain an independent valuation opinion with respect to satisfaction of the 80% of net assets criteria. As the staff has noted in this comment, we have disclosed on page 44 that the Company has agreed not to consummate a business combination with an entity which is affiliated with any of our existing stockholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial point of view. We expect that such fairness opinion will be included in our proxy solicitation materials furnished to our stockholders and filed with the Commission.

                  We have clarified that any independent opinion obtained by management may be obtained by stockholders or potential investors upon request and that details with respect to how such opinion may be obtained will be contained in the Current Report on Form 8-K which the Company files announcing the entering into of the acquisition agreement. However, since any valuation opinion obtained would merely state that the fair market value meets the 80% of net assets threshold, it would not customarily be distributed to stockholders as part of the proxy solicitation materials and would not be filed with the Commission whereas the fairness opinion described above would be filed with the Commission.

6. We note your response to comment 10. If you elect to acquire assets instead of an existing business, please revise to clarify how the "fair market value equal to 80 percent net assets" will be determined. Would only the value of the real property be considered? Are proposed construction costs included? We note you "may" obtain an independent appraisal. Please discuss the circumstances that would lead you to utilizing an independent appraisal.

         Response: In response to this comment, we have revised the disclosure on page 33 of the Amendment to state that if the Company elected to acquire assets instead of an existing operating business, the fair market value of such assets will be determined by management based in large part upon an independent third party appraisal of such assets. If such assets include real property, only the value of the real property would be considered in the valuation analysis. Proposed construction costs or any other contingent costs or contemplated capital improvements would not be included in the valuation analysis.

Principal Stockholders, Page 47

7. We note the disclosure in the last sentence on page 48 that the purchases of warrants "demonstrate confidence" in your ultimate abilities. Please revise to explain how warrant


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Securities and Exchange Commission
Page 4 of 6

         purchases by Maxim Group LLC (Maxim) and designees demonstrate relevant confidence in your ability to consummate a business combination or asset acquisition.

         Response: We have revised the disclosure to explain that Maxim has agreed that any warrants purchased by it will not be sold or transferred until the completion of a business combination. Accordingly, the warrants will expire worthless if the Company is unable to consummate a business combination. The commitment reflects Maxim Group LLC's belief that the management team will be successful in its efforts to locate and close on a suitable business combination within the required timeframe. Please see page 46 of the Amendment.

Part II

Exhibits

8. We note your response to comment 24 that if an amount greater than 10 percent is defaulted that you "may" reduce the size of the offering. Because payment and delivery are due after effectiveness, please clarify if you would file a post effective and also redistribute the prospectus containing any modified disclosure.

         Response: In response to this comment, the Company supplementally advises the staff that it would, in compliance with applicable rules and regulations under the Securities Act of 1933 and in consultation with the staff, file a post-effective amendment and recirculate the prospectus containing any required disclosure in the event that an amount greater than 10% is defaulted on and the Company and underwriters reduce the size of the offering and determine not to terminate the underwriting agreement.

Additional comments in comment letter dated September 19, 2005

1. We note that the underwriters will receive an additional one percent discount of the gross proceeds payable out of the trust funds upon the consummation of a business combination. Please discuss the applicability of Regulation M to the contingent nature of the underwriter compensation arrangements. On page 59, we note that you may also pay the underwriters a finder's fee. Please also discuss the applicability or inapplicability of Regulation M to the underwriters' potential compensation arrangement to act as a finder for the issuer. Please address in your discussion when any applicable restricted period would end.

         Response: In response to the Staff's comment, we believe that since the contingent underwriters' compensation and any potential finder's or broker's fee are or would be contingent upon, and would only be paid in connection with, the consummation of a business combination, the restricted periods under Regulation M for both the initial public offering and in connection with any business combination will have ended and therefore Regulation M would be inapplicable.

                  It is our view, based on the Commission's "Frequently Asked Questions About Regulation M" published by the Division of Market Regulation (dated October 27,1999 and revised April 12, 2002) (the "FAQs"), that the restricted period under Regulation M for the offering will have ended when all of the units have been distributed and after any over-allotment and stabilization arrangements and trading restrictions in connection with the offering have been terminated. Based on the guidance offered in the FAQs, any applicable restricted period under Regulation M in connection with a business combination in which securities are to be distributed will have ended either on the date in which the target shareholders can vote on the merger or exchange or, in the case of the acquisition of a privately-held company, the later of the execution of the definitive acquisition agreement or the end of any valuation period. Accordingly, we


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Securities and Exchange Commission
Page 5 of 6

         believe that Regulation M is inapplicable to any payments to be received by the underwriters as deferred compensation upon consummation of a business combination.

                  We are aware of the Commission's guidance set forth in the FAQs relating to the restricted period in an acquisition of a target in which securities are to be distributed. If and to the extent it becomes applicable in the context of a business combination, the underwriters receiving the deferred compensation or any finder's fee will comply with Regulation M and not make a market in the Company's securities during the period set forth in the FAQs.

2. Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements contained discussed in your principal stockholders section.

         Response: In response to the Staff's comment, please be advised that it is our view that by the time any warrant purchases could occur pursuant to the warrant purchase agreements (i.e. after separate trading of the warrants has commenced), the restricted period for the initial public offering of the units, as defined in Regulation M, will have terminated because the distribution of all the units in the offering will have been completed and any over-allotment and stabilization arrangements and trading restrictions in connection with such offering will have terminated. Accordingly, we believe that Regulation M is inapplicable to such warrant purchases.

                  We note that the exercise of an over-allotment option does not affect the termination of the distribution if the over-allotment is used solely to cover the net syndicate short position resulting from the distribution (as explained in the FAQs under "Completion of Participation in a Distribution"). However, to address any concerns that the staff may have with respect to warrant purchases occurring during the restricted period and for avoidance of doubt, we have added language on pages 2, 39, 47 and 49 of the Amendment that states: "In no event will Maxim Group LLC permit separate trading of the common stock and warrants until the business day following the earlier to occur of the expiration of the underwriters' over-allotment option or its exercise in full."

                  We understand that this issue has been discussed extensively with the Division of Market Regulation on a number of occasions by several law firms which have been involved in a number of these types of offerings. We also note that we are aware of approximately 30 public offerings that have been completed with precisely the same warrant purchase feature.

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Securities and Exchange Commission
Page 6 of 6

         Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:


                              Kenneth R. Koch, Esq.
                            Jeffrey P. Schultz, Esq.
                           Mintz, Levin, Cohn, Ferris,
                             Glovsky and Popeo, P.C.
                                666 Third Avenue
                               New York, NY 10017
                              Phone: (212) 935-3000
                               Fax: (212) 983-3115


                                Very truly yours,


                                /s/ Jeffrey P. Schultz


                                Jeffrey P. Schultz




cc:  Securities and Exchange Commission
     ----------------------------------

     Duc Dang, Esq.

     Key Hospitality Acquisition Corporation
     ---------------------------------------

     Jeffrey S. Davidson
     Udi Toledano

     Ellenoff Grossman & Schole LLP
     ------------------------------

     Douglas S. Ellenoff, Esq.
     Lawrence A. Rosenbloom, Esq.

     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
     ---------------------------------------------------

     Kenneth R. Koch, Esq.